THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(5)
                                                 Registration No. 333-63724

                  SUBJECT TO COMPLETION, DATED AUGUST 14, 2001

PROSPECTUS SUPPLEMENT

(To prospectus dated July 6, 2001)

                                 $1,200,000,000

                                [WILLIAMS LOGO]

                          THE WILLIAMS COMPANIES, INC.
         $                             % NOTES DUE AUGUST     , 20
         $                             % NOTES DUE AUGUST     , 20
--------------------------------------------------------------------------------

This is a public offering by The Williams Companies, Inc. of $            of
   % notes due August   , 20  and $            of    % notes due August   ,
20  .

Interest on the notes is payable February   and August   of each year, beginning
February   , 2002. Williams may redeem some or all of the notes, at any time, at the "make-whole" prices described in this prospectus supplement. The notes have no sinking fund provisions.

AN INVESTMENT IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE
                                      S-3.

                                                                   PUBLIC       UNDERWRITING    NET PROCEEDS
                                                               OFFERING PRICE     DISCOUNT      TO WILLIAMS
                                                               --------------   ------------   --------------
Per    % note due 20  ......................................                 %             %                 %
Total.......................................................   $                 $             $
Per    % note due 20  ......................................                 %             %                 %
Total.......................................................   $                 $             $

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes should be delivered on or about August , 2001 through the book-entry facilities of The Depository Trust Company.
--------------------------------------------------------------------------------

                          Joint Book-Running Managers

LEHMAN BROTHERS             MERRILL LYNCH & CO.             SALOMON SMITH BARNEY

                                  Co-Managers

BANC OF AMERICA SECURITIES LLC
     BANC ONE CAPITAL MARKETS, INC.
        BARCLAYS CAPITAL
             BNP PARIBAS
                  COMMERZBANK CAPITAL MARKETS CORP.
                      CREDIT LYONNAIS SECURITIES
                          FLEET SECURITIES, INC.
                              KBC FINANCIAL PRODUCTS
                                  RBC DOMINION SECURITIES CORPORATION
                                     SCOTIA CAPITAL
                                        SUNTRUST ROBINSON HUMPHREY
                                           TD SECURITIES
                                              THE WILLIAMS CAPITAL GROUP, L.P.

AUGUST  , 2001

     You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. No one has been authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus or the documents incorporated by reference are accurate as of any date other than the date of such information. Our business, financial condition, results of operations and prospects may have changed since these dates. We are not making an offer of these notes in any state where the offer is not permitted.

                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Risk Factors................................................   S-3
Recent Developments.........................................   S-7
Ratio of Earnings to Fixed Charges..........................   S-7
Use of Proceeds.............................................   S-8
Description of Notes........................................   S-8
Underwriting................................................  S-11
Legal Matters...............................................  S-12
                            PROSPECTUS
Where You Can Find More Information.........................     1
Incorporation of Certain Documents by Reference.............     1
The Williams Companies, Inc. ...............................     2
Use of Proceeds.............................................     4
Ratios of Earnings to Combined Fixed Charges and Preferred
  Stock Dividend Requirements...............................     4
Description of Debt Securities..............................     4
Limitations on Issuance of Bearer Debt Securities...........    15
Description of Preferred Stock..............................    15
Description of Common Stock.................................    20
Plan of Distribution........................................    21
Experts.....................................................    22
Legal Matters...............................................    22

                                  RISK FACTORS

     In addition to the other information contained in or incorporated by reference into this prospectus supplement, you should carefully consider the following risk factors in deciding whether to make an investment in the notes.

PRICING REGULATIONS FOR POWER SOLD IN CALIFORNIA AND THE WESTERN UNITED STATES MAY ADVERSELY AFFECT WILLIAMS' PROFITABILITY.

     The prices that Williams charges for power in California markets have been challenged in various proceedings, including before the Federal Energy Regulatory Commission, or the "FERC." In December 2000, the FERC issued an order which provided that for the period between October 2, 2000 and December 31, 2002, it may order refunds from Williams and other similarly situated companies if the FERC finds that the wholesale markets in California are unable to produce competitive, just and reasonable prices, or that market power or other individual seller conduct is exercised to produce an unjust and unreasonable rate. Beginning on March 9, 2001, the FERC issued a series of orders directing Williams and other similarly situated companies to provide refunds for any prices charged in excess of FERC established proxy prices from January 1, 2001 to May 29, 2001 or to provide justification for the prices charged during those months. According to the FERC, Williams' total potential refund liability for this period is approximately $30 million. Commencing May 29, 2001, a new prospective proxy price methodology was established that was further adjusted by an order of June 19, 2001. Williams has filed justification for its prices with the FERC and calculated its refund liability under the methodology used by the FERC to compute refund amounts at approximately $11 million. However, in its FERC filings, Williams continues its objections to refunds in any amount. No assurances can be given that the FERC will not seek refunds of additional amounts for the period commencing October 2, 2000 forward. A FERC Administrative Law Judge held extensive settlement discussions regarding refunds and after failing to reach a settlement, recommended a refund methodology to the FERC. On July 25, 2001, the FERC adopted, to a significant extent, the judge's methodology. This methodology would result in a Williams refund liability that is not expected to have a material financial impact on Williams. However, there can be no assurance that Williams' refund exposure will not have such an adverse impact. Certain parties have also asked the FERC to revoke Williams' authority to sell power from California-based generating units at market-based rates; to limit Williams to cost-based rates for future sales from such units; and to order refunds of excessive rates, with interest, back to May 1, 2000, and possibly earlier. Although Williams believes these requests are ill-founded and will be rejected by the FERC, there can be no assurance of such action.

     In an order issued June 19, 2001, the FERC has implemented a price mitigation and market monitoring plan for wholesale power sales by all suppliers of electricity, including Williams, in spot markets for a region that includes California and ten other western states (the "Western Systems Coordinating Council," or "WSCC"). In general, the plan, which will be in effect from June 20, 2001 through September 30, 2002, establishes a market clearing price for spot sales in all hours of the day that is based on the bid of the highest-cost gas-fired California generating unit that is needed to serve the California Independent System Operator's load. When generation operating reserves fall below 7% in California (a "reserve deficiency period"), absent cost based justification for a higher price, the maximum price that Williams may charge for wholesale spot sales in the WSCC is the market clearing price. When generation operating reserves rise to 7% or above in California, absent cost based justification for a higher price, Williams' maximum price will be limited to 85% of the highest hourly price that was in effect during the most recent reserve deficiency period. At this time, Williams does not believe that this price mitigation plan will result in a material adverse effect on its results of operations or its financial condition. However, there can be no assurance that this plan will not have such an adverse impact.

CREDIT EXPOSURE IN CALIFORNIA MAY ADVERSELY AFFECT WILLIAMS' PROFITABILITY.

     Through a long-term contractual relationship with affiliates of AES Corp., Williams has marketing rights to nearly 4,000 megawatts of generation capacity in the Los Angeles basin. Williams sells much of this capacity on a forward basis through contracts with various counterparties. The remainder of its available capacity is sold in the spot and short term market primarily through the California Independent System Operator. In the past year, tight supply and increased demand has resulted in higher wholesale power prices to California utilities. At the same time, two of the three major utilities have been operating under a retail rate freeze. As a result, there has been significant underrecovery of costs by the utilities, one of which, Pacific Gas & Electric, has filed for bankruptcy protection. In addition, Southern California Edison has engaged in talks with the State of California regarding various arrangements that could prevent its bankruptcy. At this time, Williams does not believe that its credit exposure to the California utilities would result in a material adverse effect on its results of operations or financial condition. However, there can be no assurance that Williams' credit exposure will not have such an adverse impact.

CLASS ACTION LAWSUITS AND FEDERAL AND STATE INITIATIVES, INVESTIGATIONS AND PROCEEDINGS RELATING TO WILLIAMS' ACTIVITIES IN CALIFORNIA MAY ADVERSELY AFFECT WILLIAMS' PROFITABILITY.

     A number of federal and state initiatives addressing the issues of the California electric power industry are also ongoing and may result in restructuring of various markets in California and elsewhere. Discussions in California and other states have ranged from threats of re-regulation to suspension of plans to move forward with deregulation. Allegations have also been made that the wholesale price increases resulted from the exercise of market power and collusion of the power generators and sellers, such as Williams. These allegations have resulted in multiple state and federal investigations as well as the filing of class-action lawsuits in which Williams is a named defendant. In May 2001, the Department of Justice commenced an antitrust investigation relating to an agreement between a subsidiary of Williams and AES Southland alleging that the agreement limits the expansion of electric generating capacity at or near the AES Southland plants that are subject to a long-term tolling agreement between Williams and AES. In connection with that investigation, the Department of Justice issued a Civil Investigative Demand to Williams requesting answers to certain interrogatories and the production of documents. Williams is cooperating with the investigation. Most of these initiatives, investigations and proceedings are in their preliminary stages and their likely outcome cannot be estimated. There can be no assurance that these initiatives, investigations and proceedings will not have an adverse effect on Williams' results of operations or financial condition.

WILLIAMS' BUSINESS WILL BE IMPACTED BY THE LEVEL OF ACTIVITY IN THE OIL AND GAS INDUSTRY, WHICH IS SIGNIFICANTLY AFFECTED BY VOLATILE OIL AND GAS PRICES.

     Williams' business is impacted by the level of activity in oil and gas exploration, development and production in markets worldwide. Oil and gas prices, market expectations of potential changes in these prices and a variety of political and economic factors significantly affect this level of activity. Oil and gas prices are extremely volatile and are affected by numerous factors, including:

     - worldwide demand for oil and gas;

     - the ability of the Organization of Petroleum Exporting Countries, commonly called "OPEC," to set and maintain production levels and pricing;

     - the level of production in non-OPEC countries; and

     - the policies of the various governments regarding exploration and development of their oil and gas reserves.

WILLIAMS' OPERATIONS ARE SUBJECT TO OPERATIONAL HAZARDS, UNINSURED RISKS AND ENVIRONMENTAL RISKS.

     Williams' exploration, production, transportation, gathering, refining and processing operations are subject to the inherent risks normally associated with those operations, including explosions, pollution, release of toxic substances, fires and other hazards, each of which could result in damage to or destruction of Williams' facilities or damage to persons and property. If any of these events were to occur, Williams could suffer substantial losses. Although Williams maintains insurance against these types of risks to the extent and in amounts that it believes are reasonable, its financial condition and operations could be adversely affected if a significant event occurs that is not fully covered by insurance.

     Williams' current and former operations also involve management of regulated materials and are subject to various environmental laws and regulations. Certain of Williams' subsidiaries have been identified as potentially responsible parties at hazardous materials disposal sites under the federal environmental laws, and have incurred, or are alleged to have incurred, various other hazardous materials removal and remediation obligations under environmental laws. Further, certain of Williams' subsidiaries are currently negotiating settlements with the U.S. Department of Justice and the U.S. Environmental Protection Agency with respect to their waste management practices and air contamination at one of Williams' gas processing plants. It is not possible for Williams to estimate reliably the amount and timing of all future expenditures related to environmental matters.

WILLIAMS MAY BE SUBJECT TO LIABILITIES PERTAINING TO ITS SPUN-OFF
TELECOMMUNICATIONS BUSINESS UNIT.

     In April 2001, Williams spun off Williams Communications Group, Inc., its telecommunications unit, which was subject to certain lawsuits and settlement negotiations, including claims for damages, indemnification for royalties and other contractual claims by third parties. Further, the unit was subject to a putative class action brought on behalf of all landowners on whose property the plaintiffs have alleged Williams' former telecommunications unit installed fiber-optic cable without the permission of the landowner. Another potential putative class action may challenge the unit's railroad or pipeline rights of way. Williams cannot be certain that this purported class action and other purported class actions against its former telecommunications unit, if successfully brought against Williams, will not have a significant adverse impact on Williams' business. However, in connection with the spin-off, the telecommunications unit agreed to indemnify Williams for all liabilities arising out of the unit's businesses, operations or assets, which should reduce the ultimate impact on Williams.

     In addition, Williams is providing indirect credit support for $1.4 billion of Williams Communication's structured notes through a commitment to issue Williams' equity in the event of a Williams Communications default, or to the extent proceeds from Williams Communications' refinancing or remarketing of certain structured notes prior to March 2004 produces proceeds of less than $1.4 billion. The ability of Williams Communications to make payments on the notes is dependent on its ability to raise additional capital and its subsidiaries' ability to dividend cash to Williams Communications. Williams Communications, however, is obligated to reimburse Williams for any payment Williams may be required to make in connection with these notes.

WILLIAMS AND BARRETT MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE THEIR OPERATIONS AND MAY NOT REALIZE ANTICIPATED BENEFITS OF THE MERGER.

     On August 2, 2001, a subsidiary of Williams merged with Barrett Resources Corporation, a Delaware corporation headquartered in Denver, Colorado which is engaged in the exploration and production of oil and natural gas. The merger involves integration of two large companies that previously have operated independently. As a result, the merger will present challenges to management, including the integration of the operations, systems, technologies and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management's attention, operational interruptions and the loss of key employees, customers or suppliers. The difficulties Williams' management encounters in the transition and integration processes could have an adverse effect on the revenues, levels of expenses and operating results of the combined company. As a result, the anticipated benefits of the merger may not be realized.

WILLIAMS DEPENDS ON PAYMENTS FROM ITS SUBSIDIARIES.

     Williams is a holding company and conducts substantially all of its operations through subsidiaries. Williams performs management, legal, financial, tax, consulting, administrative and other services for its subsidiaries. Williams' principal sources of cash are from external financings, dividends and advances from its subsidiaries, investments, payments by subsidiaries for services rendered, and interest payments from subsidiaries on cash advances. The amount of dividends available to Williams from subsidiaries largely depends upon each subsidiary's earnings and operating capital requirements. The terms of some of Williams' subsidiaries' borrowing arrangements limit the transfer of funds to Williams. In addition, the ability of Williams' subsidiaries to make any payments to Williams will depend on the subsidiaries' earnings, business and tax considerations, and legal restrictions.

CLAIMS OF HOLDERS RANK JUNIOR TO THOSE OF CREDITORS OF WILLIAMS' SUBSIDIARIES.

     As a result of the holding company structure, the notes will effectively rank junior to all existing and future debt, trade payables and other liabilities of Williams' subsidiaries. Any right of Williams and its creditors to participate in the assets of any of Williams' subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors, including trade creditors, except to the extent that Williams may itself be a creditor of such a subsidiary.

                              RECENT DEVELOPMENTS

     On May 2, 2001, Williams made an offer to purchase Barrett Resources Corporation, a Delaware corporation headquartered in Denver, Colorado which is engaged in the exploration and production of oil and natural gas. On May 7, 2001, Williams and Barrett entered into a Merger Agreement pursuant to which Williams purchased 50% of Barrett's outstanding common stock in a cash tender offer for $73 per share, followed by a merger with Barrett in which each remaining outstanding share of common stock of Barrett was converted into the right to receive 1.767 shares of common stock of Williams. Williams completed the cash tender offer in June 2001. A special meeting of Barrett's shareholders approved the merger on August 2, 2001, and the merger was completed later that day.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                  SIX
                                                                                MONTHS
                                                                                 ENDED
                                                YEAR ENDED DECEMBER 31,        JUNE 30,
                                            --------------------------------   ---------
                                            1996   1997   1998   1999   2000     2001
                                            ----   ----   ----   ----   ----   ---------
Ratio of Earnings to Fixed Charges........  2.63   2.36   1.70   1.86   2.98     3.82

     For purposes of computing these ratios, earnings means income (loss) from continuing operations before:

        - income taxes;

        - extraordinary gain (loss);

        - minority interest in income (loss) and preferred returns of consolidated subsidiaries;

        - interest expense, net of interest capitalized;

        - interest expense of 50 percent-owned companies;

        - that portion of rental expense that we believe to represent an interest factor;

        - adjustment to equity earnings to exclude equity investments with losses; and

        - adjustment to equity earnings to reflect actual distributions from equity investments.

     Fixed charges means the sum of the following:

        - interest expense;

        - that portion of rental expense that we believe to represent an interest factor;

        - pretax effect of dividends on preferred stock of Williams (1999 and prior);

        - pretax effect of dividends or preferred stock and other preferred returns of consolidated subsidiaries; and

        - interest expense of 50 percent-owned companies.

                                USE OF PROCEEDS

     Our net proceeds from the sale of our notes are estimated at $ after the deduction of the underwriting discount and estimated expenses payable by us. We intend to use substantially all of the net proceeds of this offering to repay loans made to us pursuant to a credit agreement dated as of June 11, 2001. Aggregate outstanding loans under the credit agreement were $1,230 million on the date of this prospectus supplement. To the extent net proceeds from this offering exceed the aggregate amount of such loans, we will use the remaining net proceeds for our general corporate purposes. Affiliates of Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are the lenders under the credit agreement. See "Underwriting". These loans currently bear interest at a variable rate based on one-month London interbank offered rate (LIBOR) for U.S. dollar deposits plus 0.875% and will mature on November 27, 2001. The proceeds from these loans were used to purchase shares of Barrett pursuant to the cash tender offer. See "Recent Developments".

                              DESCRIPTION OF NOTES

     The following description of the particular terms of our      % notes due
     and our      % notes due      should be read in conjunction with the
statements under "Description of Debt Securities" in the prospectus dated July 6, 2001. If this summary differs in any way from the "Description of Debt Securities" in the prospectus, you should rely on this summary. This summary of the notes is qualified in its entirety by reference to the senior indenture referred to in the prospectus.

GENERAL

     The      % notes will be limited initially to $            in aggregate
principal amount and the      % notes will be limited initially to $
in aggregate principal amount. The notes will be issued in denominations of $1,000 and integral multiples of $1,000 and will bear interest from August
     , 2001 at the respective annual rates set forth on the cover page of this
prospectus supplement. The   % notes will mature on August   , 20     and the
  % notes will mature on August   , 20     . Interest will be payable
semi-annually on February   and August   , commencing February   , 2002, to the
holders of record of our notes on the preceding February 1 and August 1, respectively. The notes will be issued in book-entry form. See "Description of Debt Securities -- Registered Global Securities" in the prospectus.

     We may, from time to time, without the consent of the existing holders of the notes, issue additional notes under the indenture having the same terms as these notes in all respects, except for issue date, issue price and the initial interest payment date. Any such additional notes will be consolidated with and form a single series with the applicable notes being offered by this prospectus supplement.

     The notes have no sinking fund provisions.

REDEMPTION

     The notes will be redeemable as a whole or in part, at our option, at any time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of
twelve 30-day months) at the Treasury Rate as defined below, plus    basis
points, plus accrued interest thereon to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

     "Reference Treasury Dealer" means each of Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. and their respective successors and, at our option, additional primary U.S. Government securities dealers ("Primary Treasury Dealers"); provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

BOOK-ENTRY SYSTEM

     The notes will be issued in the form of one or more global notes (the "Global Notes") in the aggregate principal amount of the notes, which will be registered in the name of Cede & Co., as nominee of The Depository Trust Company ("DTC"). Such Global Notes will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

     DTC has advised us and the underwriters as follows:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC and facilitates the settlement of transactions among its participants in such securities, through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership of interest of each actual purchaser of notes (a "beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct and indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

     To facilitate subsequent transfers, all notes deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Global Notes. Under its usual procedures DTC mails an Omnibus Proxy to Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the Global Notes are credited on the record date (identified in the listing attached to the Omnibus Proxy).

     Principal and interest payments on the Global Notes will be made to DTC. We expect that DTC, upon receipt of any payment of principal or interest in respect of a Global Note, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on DTC's records. We also expect that payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, us or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

     DTC may discontinue providing its service as securities depositary with respect to the notes at any time by giving reasonable notice to us or the Trustee. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, if a successor securities depositary is not obtained, note certificates in fully registered form are required to be printed and delivered to beneficial owners of the Global Notes representing such notes.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for the accuracy of such information.

     Neither we, the Trustee nor the underwriters will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any participant with respect to any ownership interest in the notes, or payments to, or the providing of notice to participants or beneficial owners.

     The notes will trade in DTC's Same-day Funds Settlement System and secondary market trading activity in the notes will, therefore, settle in immediately available funds. All applicable payments of principal and interest on the notes issued as Global Notes will be made by us in immediately available funds.

     For other terms of the notes, see "Description of Debt Securities" in the accompanying prospectus.

DEFEASANCE

     The notes will be subject to defeasance and discharge and to defeasance of certain obligations as described under "Description of Debt
Securities -- Discharge, Defeasance and Covenant Defeasance" in the prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement relating to the notes, we have agreed to sell to the underwriters listed below, and each of the underwriters has severally agreed to purchase, the aggregate principal amount of the notes set forth opposite its name below:

                                                        PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
UNDERWRITER                                                OF % NOTES         OF % NOTES
-----------                                             ----------------   ----------------
Lehman Brothers Inc. .................................    $                  $
Merrill Lynch, Pierce, Fenner & Smith Incorporated....
Salomon Smith Barney Inc. ............................
Banc of America Securities LLC........................
Banc One Capital Markets, Inc. .......................
Barclays Capital Inc. ................................
BNP Paribas Securities Corp. .........................
Commerzbank Capital Markets Corp. ....................
Credit Lyonnais Securities (USA) Inc. ................
Fleet Securities, Inc. ...............................
KBC Financial Products USA Inc. ......................
RBC Dominion Securities Corporation...................
Scotia Capital (USA) Inc. ............................
SunTrust Capital Markets, Inc. .......................
TD Securities (USA) Inc. .............................
The Williams Capital Group, L.P. .....................
                                                          ------------       ------------
          Total.......................................    $                  $
                                                          ============       ============

     The several underwriters have agreed, subject to the terms and conditions included in the underwriting agreement, to purchase all of the notes being sold pursuant to such agreement if any of the notes being sold pursuant to such agreement are purchased.

     The underwriters propose to offer the notes to the public at the respective public offering prices set forth on the cover page of this prospectus supplement
and to certain dealers at such price less a concession not in excess of   % of
the principal amount of the   % notes and      % of the principal amount of the
  % notes. The underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of % of the principal amount
of the   % notes and   % of the principal amount of the   % notes. After the
public offering of the notes, the public offering price and such concessions may be changed.

     The underwriters and their affiliates have in the past and may in the future provide investment banking, general financing and banking or other services to us and our affiliates. In particular, affiliates of Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are the only lenders under one of our credit agreements and substantially all of the proceeds of this offering will be used to repay loans under that credit agreement. Aggregate outstanding loans under the credit agreement were $1,230 million on the date of this prospectus supplement. See "Use of Proceeds". Because more than ten percent of the net proceeds of this offering will be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in this offering, this offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). Banc One Capital Markets, Inc. is an affiliate of the Trustee.

     We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments which the underwriters might be required to make in respect of any of those liabilities.

     In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the notes. Such transactions may include overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions permit bids to purchase the notes in the open market for the purpose of preventing or retarding a decline in the market price of the notes which the offering is in progress. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and syndicate covering transactions may cause the prices of the notes to be higher than they would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

     The notes are new series of securities with no established trading market. We have been advised by the underwriters that they presently intend to make a market in the notes, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

     We estimate that we will spend $220,000 for fees and expenses (other than underwriting discounts and commissions) associated with the offering of the notes.

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the joint book running managers on the same basis as other allocations.

     Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

                                 LEGAL MATTERS

     Certain legal matters in connection with the notes will be passed upon for us by William G. von Glahn, Senior Vice President and General Counsel of the Company, and for the underwriters by Davis Polk & Wardwell, New York, New York. Davis Polk & Wardwell has from time to time represented, and may continue to represent, us and our affiliates in certain legal matters. As of the date of this prospectus supplement, Mr. von Glahn beneficially owns approximately 149,138 shares of our common stock and also has exercisable options to purchase an additional 147,600 shares of our common stock.

PROSPECTUS

                          THE WILLIAMS COMPANIES, INC.

                                 $1,924,056,250

                                DEBT SECURITIES,

                              PREFERRED STOCK AND

                                  COMMON STOCK

--------------------------------------------------------------------------------

     We will provide the specific terms of each series or issue of securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

--------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                  THE DATE OF THIS PROSPECTUS IS JULY 6, 2001.

                      WHERE YOU CAN FIND MORE INFORMATION

     Williams has filed with the Securities and Exchange Commission in Washington, D.C., a registration statement on Form S-3 under the Securities Act of 1933 for the securities offered in this prospectus. Williams has not included certain portions of the registration statement in this prospectus, as permitted by the Commission's rules and regulations. For further information, you should refer to the registration statement and its exhibits. Williams is subject to the informational requirements of the Securities Exchange Act of 1934, and therefore files reports and other information with the Commission.

     You may inspect and copy the registration statement and its exhibits, as well as such reports and other information which Williams files with the Commission, at the public reference facilities of the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and its regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can obtain information on the operation of the Commission's public reference facilities by calling 1-800-SEC-0330. Information filed by Williams is also available at the Commission's worldwide web site at http://www.sec.gov. You can also obtain these materials at set rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS AND ITS SUPPLEMENT(S). WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Williams is incorporating by reference its annual report on Form 10-K for the fiscal year ended December 31, 2000, its quarterly report on Form 10-Q for the quarter ended March 31, 2001, and its current reports on Form 8-K filed January 5, 2001, January 31, 2001, February 8, 2001, March 16, 2001, March 19,
2001, April 2, 2001, April 12, 2001, April 27, 2001, May 1, 2001, May 3, 2001,
May 7, 2001, May 22, 2001 (restatement of financial statements for the year ended December 31, 2000 to reflect Williams Communications Group, Inc. as discontinued operations due to a tax-free spinoff) and June 13, 2001.

     All documents which Williams files pursuant to Sections 13, 14, or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference modifies or replaces such statement.

     Williams will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct written or oral requests for such copies to: The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention:
Corporate Secretary, telephone (918) 573-2000.

                          THE WILLIAMS COMPANIES, INC.

     Williams, together with its subsidiaries, is a leading company in the energy sector. Through Williams Gas Pipeline Company, LLC and Williams Energy Services, LLC and their subsidiaries, Williams engages in the following types of energy-related activities:

     - transportation and storage of natural gas and related activities through operation and ownership of five wholly owned interstate natural gas pipelines and several pipeline joint ventures;

     - exploration and production of oil and gas through ownership of 1.2 trillion cubic feet of proved natural gas reserves primarily located in Colorado, New Mexico and Wyoming;

     - natural gas gathering, processing, and treating activities through ownership and operation of approximately 11,300 miles of gathering lines, 11 natural gas treating plants, and 17 natural gas processing plants (three of which are partially owned) located in the United States and Canada;

     - natural gas liquids transportation through ownership and operation of approximately 14,300 miles of natural gas liquids pipeline (4,568 miles of which are partially owned);

     - transportation of petroleum products and related terminal services through ownership or operation of approximately 9,170 miles of petroleum products pipeline and 78 petroleum products terminals (some of which are partially owned);

     - light hydrocarbon/olefin transportation through 300 miles of pipeline in Southern Louisiana;

     - ethylene production through a 5/12 interest in a 1.2 billion pound/year facility in Geismar, Louisiana;

     - production and marketing of ethanol and bio-products through operation and ownership of two ethanol plants (one of which is partially owned) and ownership of minority interests or investments in four other plants;

     - refining of petroleum products through operation and ownership of two refineries;

     - retail marketing primarily through 50 travel centers; and

     - energy commodity marketing and trading.

     Williams, through subsidiaries, also directly invests in energy projects primarily in Canada, South America and Lithuania and continues to explore and develop additional projects for international investments. In addition, Williams invests in energy and infrastructure development funds in Asia and Latin America.

     Williams is a holding company headquartered in Tulsa, Oklahoma. Williams was originally incorporated under the laws of the State of Nevada in 1949 and was reincorporated under the laws of the State of Delaware in 1987. Williams maintains its principal executive offices at One Williams Center, Tulsa, Oklahoma 74172, telephone (918) 573-2000.

ORGANIZATION CHART

     To achieve organizational and operating efficiencies, Williams' interstate natural gas pipelines and pipeline joint venture investments are grouped together under its wholly owned subsidiary, Williams Gas Pipeline Company, LLC. The other energy operations are grouped into a wholly owned subsidiary, Williams Energy Services, LLC. The following chart shows Williams' principal subsidiaries.

                                    [Chart]

WILLIAMS DEPENDS ON PAYMENTS FROM ITS SUBSIDIARIES

     The debt securities, preferred stock or common stock offered by a prospectus supplement will represent obligations of, or an investment in, Williams exclusively. Williams is a holding company and conducts substantially all of its operations through subsidiaries. Williams performs management, legal, financial, tax, consulting, administrative, and other services for its subsidiaries. Williams' principal sources of cash are from external financings, dividends and advances from its subsidiaries, investments, payments by subsidiaries for services rendered, and interest payments from subsidiaries on cash advances. The amount of dividends available to Williams from subsidiaries largely depends upon each subsidiary's earnings and operating capital requirements. The terms of some of Williams' subsidiaries' borrowing arrangements limit the transfer of funds to Williams. In addition, the ability of Williams' subsidiaries to make any payments to Williams will depend on the subsidiaries' earnings, business and tax considerations, and legal restrictions.

CLAIMS OF HOLDERS OF DEBT SECURITIES AND PREFERRED STOCK RANK JUNIOR TO THOSE OF CREDITORS OF WILLIAMS' SUBSIDIARIES

     As a result of the holding company structure, the debt securities and preferred stock will effectively rank junior to all existing and future debt, trade payables, and other liabilities of Williams' subsidiaries. Any right of Williams and its creditors to participate in the assets of any of Williams' subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors, including trade creditors, except to the extent that Williams may itself be a creditor of such subsidiary.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, Williams will use the net proceeds from the sale of the securities for general corporate purposes, including repayment of outstanding debt. Williams anticipates that it will raise additional funds from time to time through debt financings, including borrowings under its bank credit agreements.

                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     The following table presents Williams' consolidated ratio of earnings to combined fixed charges and preferred stock dividend requirements for the periods shown.

    THREE MONTHS
        ENDED              YEAR ENDED DECEMBER 31,
      MARCH 31,        --------------------------------
        2001           2000   1999   1998   1997   1996
---------------------  ----   ----   ----   ----   ----
        3.83           2.98   1.86   1.70   2.36   2.63

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will constitute either senior or subordinated debt of Williams. Williams will issue debt securities that will be senior debt under the senior debt indenture between Williams and Bank One Trust Company, National Association, as Trustee. Williams will issue debt securities that will be subordinated debt under the subordinated debt indenture between Williams and Bank One Trust Company, National Association, as trustee. This prospectus refers to the senior debt indenture and the subordinated debt indenture individually as the indenture and collectively as the indentures. This prospectus refers to Bank One Trust Company, National Association, as the trustee. Williams has filed the forms of the indentures as exhibits to the registration statement.

     THE FOLLOWING SUMMARIES OF CERTAIN PROVISIONS OF THE INDENTURES AND THE DEBT SECURITIES ARE NOT COMPLETE AND THESE SUMMARIES ARE SUBJECT TO THE DETAILED PROVISIONS OF THE APPLICABLE INDENTURE. FOR A FULL DESCRIPTION OF THESE PROVISIONS, INCLUDING THE DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS, AND FOR OTHER INFORMATION REGARDING THE DEBT SECURITIES, SEE THE INDENTURES. Wherever this prospectus refers to particular sections or defined terms of the applicable indenture, these sections or defined terms are incorporated by reference in this prospectus as part of the statement made, and the statement is qualified in its entirety by such reference. The indentures are substantially identical, except for the provisions relating to subordination and Williams' limitation on liens. See "-- Subordinated Debt" and "-- Certain Covenants of Williams." Neither indenture contains any covenant or provision which affords debt holders protection in the event of a highly leveraged transaction.

CERTAIN DEFINITIONS

     Certain terms in Article One of the senior debt indenture are summarized as follows:

     "Consolidated Funded Indebtedness" means the aggregate of all outstanding Funded Indebtedness of Williams and its consolidated Subsidiaries determined on a consolidated basis in accordance with accounting principles generally accepted in the United States.

     "Consolidated Net Tangible Assets" means the total assets appearing on a consolidated balance sheet of Williams and its consolidated subsidiaries less, in general:

     - intangible assets;

     - current and accrued liabilities (other than Consolidated Funded Indebtedness and capitalized rentals or leases), deferred credits, deferred gains, and deferred income;

     - reserves;

     - advances to finance oil or natural gas exploration and development to the extent that the indebtedness related thereto is excluded from Funded Indebtedness;

     - an amount equal to the amount excluded from Funded Indebtedness representing "production payment" financing of oil or natural gas exploration and development; and

     - minority stockholder interests.

     "Funded Indebtedness" means any indebtedness which matures more than one year after the date the amount of Funded Indebtedness is being determined, less any such indebtedness as will be retired by any deposit or payment required to be made within one year from such date under any prepayment provision, sinking fund, purchase fund, or otherwise. Funded Indebtedness does not, however, include indebtedness of Williams or any of its subsidiaries incurred to finance outstanding advances to others to finance oil or natural gas exploration and development, to the extent that the latter are not in default in their obligations to Williams or such subsidiary. Funded Indebtedness also does not include indebtedness of Williams or any of its subsidiaries incurred to finance oil or natural gas exploration and development through what is commonly referred to as a "production payment" to the extent that Williams or any of its subsidiaries have not guaranteed the repayment of the production payment.

     You should note that the term "subsidiary," as used in this section describing the debt securities, refers only to a corporation in which Williams, or another subsidiary or subsidiaries of Williams, owns at least a majority of the outstanding securities which have voting power.

GENERAL TERMS OF THE DEBT SECURITIES

     Neither of the indentures limits the amount of debt securities, debentures, notes, or other evidences of indebtedness that Williams or any of its subsidiaries may issue. The debt securities will be unsecured senior or subordinated obligations of Williams. Williams' subsidiaries own all of the operating assets of Williams and its subsidiaries. Therefore, Williams' rights and the rights of Williams' creditors, including holders of debt securities, to participate in the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that Williams may itself be a creditor with recognized claims against the subsidiary. The ability of Williams to pay principal of and interest on the debt securities is, to a large extent, dependent upon dividends or other payments from its subsidiaries.

     The indentures provide that Williams may issue debt securities from time to time in one or more series and that Williams may denominate the debt securities and make them payable in foreign currencies. The relevant prospectus supplement will describe special United States federal income tax considerations applicable to any debt securities denominated and payable in a foreign currency.

TERMS YOU WILL FIND IN THE PROSPECTUS SUPPLEMENT

     The prospectus supplement will provide information relating to the debt securities and the following terms of the debt securities, to the extent such terms are applicable to the debt securities described in a particular prospectus supplement:

     - classification as senior or subordinated debt securities;

     - ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries' debt;

     - if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

     - the specific designation, aggregate principal amount, purchase price, and denomination of such debt securities;

     - currency or units based on or relating to currencies in which such debt securities are denominated and/or in which principal, premium, if any, and/or any interest will or may be payable;

     - maturity date;

     - interest rate or rates, if any, or the method by which the rate will be determined;

     - the dates on which any interest will be payable;

     - the place or places where the principal of and interest, if any, on the debt securities will be payable;

     - any redemption or sinking fund provisions;

     - whether the debt securities will be issuable in registered or bearer form or both and, if debt securities in bearer form are issuable, restrictions applicable to the exchange of one form for another and to the offer, sale, and delivery of debt securities in bearer form;

     - any applicable United States federal income tax consequences, including whether and under what circumstances Williams will pay additional amounts on debt securities held by a person who is not a U.S. person, as defined in the prospectus supplement, in respect of any tax, assessment, or governmental charge withheld or deducted, and if so, whether Williams will have the option to redeem such debt securities rather than pay such additional amounts; and

     - any other specific terms of the debt securities, including any additional events of default or covenants with respect to such debt securities.

     Holders of debt securities may present debt securities for exchange in the manner, at the places, and subject to the restrictions set forth in the debt securities and the prospectus supplement. Holders of registered debt securities may present debt securities for transfer in the manner, at the places, and subject to the restrictions set forth in the debt securities and the prospectus supplement. Williams will provide these services without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the applicable indenture. Debt securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

INTEREST RATE

     Debt securities that bear interest will do so at a fixed rate or a floating rate. Williams will sell, at a discount below the stated principal amount, any debt securities which bear no interest or which bear interest at a rate that at the time of issuance is below the prevailing market rate.

     The relevant prospectus supplement will describe the special United States federal income tax considerations applicable to:

     - any discounted debt securities; or

     - certain debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes.

REGISTERED GLOBAL SECURITIES

     Williams may issue registered debt securities of a series in the form of one or more fully registered global securities. Williams will deposit the registered global security with a depositary or with a nominee for a depositary identified in the prospectus supplement relating to such series. Williams will then issue one or more registered global securities in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by the registered global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred, except as a whole in three cases:

     - by the depositary for the registered global security to a nominee of the depositary;

     - by a nominee of the depositary to the depositary or another nominee of the depositary; or

     - by the depositary or any nominee to a successor of the depositary or a nominee of the successor.

     The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement concerning any portion of the debt securities to be represented by a registered global security. Williams anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by the registered global security to the accounts of persons that have accounts with the depositary. These persons are referred to as "participants." Any underwriters or agents participating in the distribution of debt securities represented by the registered global security will designate the accounts to be credited. Only participants or persons that hold interests through participants will be able to beneficially own interests in a registered global security. The depositary for a global security will maintain records of beneficial ownership interests in a registered global security for participants. Participants or persons that hold through participants will maintain records of beneficial ownership interests in a global security for persons other than participants. These records will be the only means to transfer beneficial ownership in a registered global security.

     So long as the depositary for a registered global security, or its nominee, is the registered owner of a registered global security, the depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the applicable indenture. Except as set forth below, owners of beneficial interests in a registered global security:

     - may not have the debt securities represented by a registered global security registered in their names;

     - will not receive or be entitled to receive physical delivery of debt securities represented by a registered global security in definitive form; and

     - will not be considered the owners or holders of debt securities represented by a registered global security under the applicable indenture.

PAYMENT OF INTEREST ON AND PRINCIPAL OF REGISTERED GLOBAL SECURITIES

     Williams will make principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee as the registered owner of the registered global security. None of Williams, the trustee, or any paying agent for debt securities represented by a registered global security will have any responsibility or liability for:

     - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in such registered global security; or

     - maintaining, supervising, or reviewing any records relating to beneficial ownership interests.

     Williams expects that the depositary, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their beneficial interests in the principal amount of a registered global security as shown on the depositary's records. Williams also expects that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing instructions and customary practices. This is currently the case with the securities held for the accounts of customers registered in "street name." Williams also expects that this payout will be the responsibility of participants.

EXCHANGE OF REGISTERED GLOBAL SECURITIES

     Williams will issue debt securities in definitive form in exchange for the registered global security if:

     - the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary; and

     - Williams does not appoint a successor depositary within ninety days.

     In addition, Williams may, at any time, determine not to have any of the debt securities of a series represented by one or more registered global securities. In this event, Williams will issue debt securities of a series in definitive form in exchange for all of the registered global security or securities representing these debt securities.

SENIOR DEBT

     Williams will issue under the senior debt indenture the debt securities and any coupons that will constitute part of the senior debt of Williams. These senior debt securities will rank equally and ratably with all other unsecured and unsubordinated debt of Williams.

SUBORDINATED DEBT

     Williams will issue under the subordinated debt indenture the debt securities and any coupons that will constitute part of the subordinated debt of Williams. These subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the subordinated debt indenture, to all "senior indebtedness" of Williams. The subordinated debt indenture defines "senior indebtedness" as obligations of, or guaranteed or assumed by, Williams for borrowed money or evidenced by bonds, debentures, notes, or other similar instruments, and amendments, renewals, extensions, modifications, and refundings of any such indebtedness or obligation. "Senior indebtedness" does not include nonrecourse obligations, the subordinated debt securities, or any other obligations specifically designated as being subordinate in right of payment to senior indebtedness. See subordinated debt indenture, section 1.1.

     In general, the holders of all senior indebtedness are entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities or coupons are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events. These events include:

     - any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, or other similar proceedings which concern Williams or a substantial part of its property;

     - a default having occurred for the payment of principal, premium, if any, or interest on or other monetary amounts due and payable on any senior indebtedness or any other default having occurred concerning any senior indebtedness, which permits the holder or holders of any senior indebtedness to accelerate the maturity of any senior indebtedness with notice or lapse of time, or both. This type of an event of default must have continued beyond the period of grace, if any, provided for this type of an event of default under the senior indebtedness, and this type of an event of default shall not have been cured or waived or shall not have ceased to exist; or

     - the principal of, and accrued interest on, any series of the subordinated debt securities having been declared due and payable upon an event of default contained in the subordinated debt indenture. This declaration must not have been rescinded and annulled as provided in the subordinated debt indenture.

     If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

CERTAIN COVENANTS OF WILLIAMS

     Liens. The senior debt indenture refers to any instrument securing indebtedness, such as a mortgage, pledge, lien, security interest, or encumbrance on any property of Williams, as a "mortgage." The senior debt indenture further provides that, subject to certain exceptions, Williams will not, nor will it permit any subsidiary to, issue, assume, or guarantee any indebtedness secured by a mortgage unless Williams provides equal and proportionate security for the senior debt securities Williams issues under the senior debt indenture. Among these exceptions are:

     - certain purchase money mortgages;

     - certain preexisting mortgages on any property acquired or constructed by Williams or a subsidiary;

     - certain mortgages created within one year after completion of such acquisition or construction;

     - certain mortgages created on any contract for the sale of products or services related to the operation or use of any property acquired or constructed within one year after completion of such acquisition or construction;

     - mortgages on property of a subsidiary existing at the time it became a subsidiary of Williams; and

     - mortgages, other than as specifically excepted, in an aggregate amount which, at the time of, and after giving effect to, the incurrence does not exceed five percent of Consolidated Net Tangible Assets. See the senior debt indenture, section 3.6.

     Consolidation, Merger, Conveyance of Assets. Each indenture provides, in general, that Williams will not consolidate with or merge into any other entity or convey, transfer, or lease its properties and assets substantially as an entirety to any person unless:

     - the corporation, limited liability company, limited partnership, joint stock company, or trust formed by such consolidation or into which Williams is merged or the person which acquires such assets expressly assumes Williams' obligations under the applicable indenture and the debt securities issued under this indenture; and

     - immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing. See section
       9.1 of the indentures.

     Event Risk. Except for the limitations on liens described above, neither indenture nor the debt securities contains any covenants or other provisions designed to afford holders of the debt securities protection in the event of a highly leveraged transaction involving Williams.

EVENT OF DEFAULT

     In general, each indenture defines an event of default with respect to debt securities of any series issued under the indenture as being:

          (a) default in payment of any principal of the debt securities of such series, either at maturity, upon any redemption, by declaration, or otherwise;

          (b) default for 30 days in payment of any interest on any debt securities of such series unless otherwise provided;

          (c) default for 90 days after written notice in the observance or performance of any covenant or warranty in the debt securities of that series or that Indenture other than:

           - default in or breach of a covenant which is dealt with otherwise below, or

           - if certain conditions are met, if the events of default described in this clause (c) are the result of changes in generally accepted accounting principles; or

          (d) certain events of bankruptcy, insolvency, or reorganization of Williams. See section 5.1 of the indentures.

     In general, each indenture provides that if an event of default described in clauses (a), (b), or (c) above occurs and does not affect all series of debt securities then outstanding, the trustee or the holders of debt securities of the relevant series may then declare the following amounts to be due and payable immediately:

     - the entire principal of all debt securities of each series affected by the event of default; and

     - the interest accrued on such principal.

     Such a declaration by the holders requires the approval of at least 25 percent in principal amount of the debt securities of each series issued under the applicable indenture and then outstanding, treated as one class, which are affected by the event of default.

     Each indenture also generally provides that if a default described in clause (c) above which is applicable to all series of debt securities then outstanding or certain events of bankruptcy, insolvency, and reorganization of Williams occur and are continuing, the trustee or the holders of debt securities may declare the entire principal of all such debt securities and interest accrued thereon to be due and payable immediately. This declaration by the holders requires the approval of at least 25 percent in principal amount of all debt securities issued under the applicable indenture and then outstanding, treated as one class. Upon certain conditions, the holders of a majority in aggregate principal amount of the debt securities of all such affected series then outstanding may annul such declarations and waive the past defaults. However, the majority holders may not annul or waive a continuing default in payment of principal of, premium, if any, or interest on such debt securities. See sections 5.1 and 5.10 of the indentures.

     Each indenture provides that the holders of debt securities issued under that indenture, treated as one class, will indemnify the trustee before the trustee exercises any of its rights or powers under the indenture. This indemnification is subject to the trustee's duty to act with the required standard of care during a default. See section 6.2 of the indentures. The holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected, treated as one class, issued under the applicable indenture may direct the time, method, and place of:

     - conducting any proceeding for any remedy available to the trustee; or

     - exercising any trust or power conferred on the trustee.

This right of the holders of debt securities is, however, subject to the provisions in each indenture providing for the indemnification of the trustee and other specified limitations. See section 5.9 of the indentures.

     In general, each indenture provides that holders of debt securities issued under that indenture may only institute an action against Williams under the indenture if the following four conditions are fulfilled:

     - the holder previously has given to the trustee written notice of default and the default continues;

     - the holders of at least 25 percent in principal amount of the debt securities of each affected series (treated as one class) issued under the applicable indenture and then outstanding have requested the trustee to institute such action and have offered the trustee reasonable indemnity;

     - the trustee has not instituted such action within 60 days of receipt of such request; and

     - the trustee has not received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class) issued under the applicable indenture and then outstanding. See sections 5.6, 5.7, and
       5.9 of the indentures.

     The above four conditions do not apply to actions by holders of the debt securities under the applicable indenture against Williams for payment of principal or interest on or after the due date provided. Each indenture contains a covenant that Williams will file annually with the trustee a certificate of no default or a certificate specifying any default that exists. See section 3.5 of the indentures.

DISCHARGE, DEFEASANCE, AND COVENANT DEFEASANCE

     Williams can discharge or defease its obligations under each indenture as set forth below. See section 10.1 of the indentures.

     Under terms satisfactory to the trustee, Williams may discharge certain obligations to holders of any series of debt securities issued under the applicable indenture which have not already been delivered to the trustee for cancellation. These debt securities must also:

     - have become due and payable;

     - be due and payable by their terms within one year; or

     - be scheduled for redemption by their terms within one year.

     Williams may redeem any series of debt securities by irrevocably depositing an amount certified to be sufficient to pay, at maturity or upon redemption, the principal of and interest on such debt securities. Williams may make such deposit in cash or, in the case of debt securities payable only in U.S. dollars, U.S. Government Obligations, as defined in the applicable indenture.

     Williams may also, upon satisfaction of the conditions listed below, discharge certain obligations to holders of any series of debt securities issued under such indenture at any time ("Defeasance"). Under terms satisfactory to the trustee, Williams may be released with respect to any outstanding series of debt securities issued under the relevant indenture from the obligations imposed by sections 3.6 and 9.1, in the case of the senior debt indenture, and section 9.1, in the case of the subordinated debt indenture. These sections contain the covenants described above limiting liens and consolidations, mergers and conveyances of assets. Also under terms satisfactory to the trustee, Williams may omit to comply with these sections without creating an event of default ("Covenant Defeasance"). Defeasance or Covenant Defeasance may be effected only if, among other things:

     - Williams irrevocably deposits with the trustee cash or, in the case of debt securities payable only in U.S. dollars, U.S. Government obligations as trust funds in an amount certified to be sufficient to pay at maturity or upon redemption the principal of and interest on all outstanding debt securities of the series issued under the applicable indenture;

     - Williams delivers to the trustee an opinion of counsel to the effect that the holders of the series of debt securities will not recognize income, gain, or loss for United States federal income tax purposes as a result of such Defeasance or Covenant Defeasance. Such opinion must further state that these holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if Defeasance or Covenant Defeasance had not occurred. In the case of a Defeasance, this opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the applicable indenture, since this result would not occur under current tax law;

     - in the case of the subordinated debt indenture, no event or condition shall exist that, pursuant to certain provisions described under "-- Subordinated Debt" above, would prevent Williams from making payments of principal of or interest on the subordinated debt securities at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after the deposit date; and

     - in the case of the subordinated indenture, Williams delivers to the trustee for the subordinated debt indenture an opinion of counsel to the effect that:

         (1) the trust funds will not be subject to any rights of holders of senior indebtedness; and

         (2) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally.

     If a court were to rule under any such law in any case or proceeding that the trust funds remained property of Williams, counsel must give its opinion only with respect to:

          (1) the trustee's valid and perfected security interest in these trust funds;

          (2) adequate protection of holders of the subordinated debt securities interests in these funds; and

          (3) no prior rights of holders of senior debt securities in property or interests granted to the trustee or holders of the subordinated debt securities in exchange for or with respect to these trust funds.

MODIFICATION OF THE INDENTURES

     Each indenture provides that Williams and the trustee may enter into supplemental indentures, which conform to the provisions of the Trust Indenture Act of 1939, without the consent of the holders to, in general:

     - secure any debt securities;

     - evidence the assumption by a successor person of the obligations of Williams;

     - add further covenants for the protection of the holders;

     - cure any ambiguity or correct any inconsistency in that indenture, so long as the action will not adversely affect the interests of the holders;

     - establish the form or terms of debt securities of any series; and

     - evidence the acceptance of appointment by a successor trustee. See section 8.1 of the indentures.

     Each indenture also permits Williams and the trustee to:

     - add any provisions to that indenture;

     - change in any manner that indenture;

     - eliminate any of the provisions of that indenture; and

     - modify in any way the rights of the holders of debt securities of each series affected.

     All of the above actions require the consent of the holders of at least a majority in principal amount of debt securities of each series issued under that indenture then outstanding and affected. These holders will vote as one class to approve such changes.

     Such changes must, however, conform to the Trust Indenture Act of 1939 and Williams and the trustee may not, without the consent of each holder of outstanding debt securities affected thereby:

     - extend the final maturity of the principal of any debt securities;

     - reduce the principal amount of any debt securities;

     - reduce the rate or extend the time of payment of interest on any debt securities;

     - reduce any amount payable on redemption of any debt securities;

     - change the currency in which the principal, including any amount in respect of original issue discount, or interest on any debt securities is payable;

     - reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy;

     - alter certain provisions of the indenture relating to debt securities not denominated in U.S. dollars or for which conversion to another currency is required to satisfy the judgment of any court;

     - impair the right to institute suit for the enforcement of any payment on any debt securities when due; or

     - reduce the percentage in principal amount of debt securities of any series issued under the applicable indenture, the consent of the holders of which is required for any such modification. See section 8.2 of the indentures.

     The subordinated debt indenture may not be amended to alter the subordination of any outstanding subordinated debt securities without the consent of each holder of senior indebtedness then outstanding that would be adversely affected by such an amendment. See the subordinated debt indenture, section 8.6.

CONVERSION RIGHTS

     The prospectus supplement will provide if a series of securities is convertible into our common stock and the initial conversion price per share at which the securities may be converted. Unless we specify other conversion provisions in the prospectus supplement, the following provisions will be applicable to our convertible securities.

     If we have not redeemed a convertible security, the holder of the convertible security may convert the security, or any portion of the principal amount in integral multiples of $1,000, at the conversion price in effect at the time of conversion, into shares of Williams' common stock. Conversion rights expire at the close of business on the date specified in the prospectus supplement for a series of convertible securities.

Conversion rights expire at the close of business on the redemption date in the case of any convertible securities that we call for redemption.

     In order to exercise the conversion privilege, the holder of the convertible security must surrender to us, at any office or agency maintained for that purpose, the security with a written notice of the election to convert the security, and, if the holder is converting less than the entire principal amount of the security, the amount of security to be converted. In addition, if the convertible security is converted during the period between a record date for the payment of interest and the related interest payment date, the person entitled to convert the security must pay us an amount equal to the interest payable on the principal amount being converted.

     We will not pay any interest on converted securities on any interest payment date after the date of conversion expect for those securities surrendered during the period between a record date for the payment of interest and the related interest payment date.

     Convertible securities shall be deemed to have been converted immediately prior to the close of business on the day of surrender of the security. We will not issue any fractional shares of stock upon conversion, but we will make an adjustment in cash based on the market price at the close of business on the date of conversion.

     The conversion price will be subject to adjustment in the event of:

     - payment of stock dividends or other distributions of our common stock;

     - issuance of rights or warrants to all our stockholders entitling them to subscribe for or purchase our stock at a price less than the market price of our common stock;

     - the subdivision of our common stock into a greater or lesser number of shares of stock;

     - the distribution to all stockholders of evidences of our indebtedness or assets, excluding stock dividends or other distributions and rights or warrants; or

     - the reclassification of our common stock into other securities.

We may also decrease the conversion price as we consider necessary so that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of our common stock.

     We will pay any and all transfer taxes that may be payable in respect of the issue or delivery of shares of common stock on conversion of the securities. We are not required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in a name other than that of the holder of the security to be converted and no issue and delivery shall be made unless and until the person requesting the issue has paid the amount of any such tax or established to our satisfaction that such tax has been paid.

     After the occurrence of:

     - consolidation with or merger of Williams into any other corporation,

     - any merger of another corporation into Williams, or

     - any sale or transfer of substantially all of the assets of Williams,

which results in any reclassification, change or conversion of our common stock, the holders of any convertible securities will be entitled to receive on conversion the kind and amount of shares of common stock or other securities, cash or other property receivable upon such event by a holder of our common stock immediately prior to the occurrence of the event.

CONCERNING THE TRUSTEE

     The trustee is one of a number of banks with which Williams and its subsidiaries maintain ordinary banking relationships and with which Williams and its subsidiaries maintain credit facilities.

               LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

     Debt securities in bearer form are subject to special U.S. tax requirements and may not be offered, sold, or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by U.S. tax regulations. Investors should consult the prospectus supplement in the event that bearer debt securities are issued for special procedures and restrictions that will apply to such an offering.

                         DESCRIPTION OF PREFERRED STOCK

     Under the Williams' certificate of incorporation, as amended, Williams is authorized to issue up to 30,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. At March 31, 2001, no shares of preferred stock were outstanding outside of our consolidated group. See "Outstanding Preferred Stock Within the Consolidated Group" below. The following description of preferred stock sets forth certain general terms and provisions of the series of preferred stock to which any prospectus supplement may relate. The prospectus supplement relating to a particular series of preferred stock will describe certain other terms of such series of preferred stock. If so indicated in the prospectus supplement relating to a particular series of preferred stock, the terms of any such series of preferred stock may differ from the terms set forth below. The description of preferred stock set forth below and the description of the terms of a particular series of preferred stock set forth in the related prospectus supplement are not complete and are qualified in their entirety by reference to the certificate of incorporation and to the certificate of designation relating to that series of preferred stock.

     The rights of the holders of each series of preferred stock will be subordinate to those of Williams' general creditors.

GENERAL TERMS OF THE PREFERRED STOCK

     The certificate of incorporation will set forth the designations, preferences, and relative, participating, optional and other special rights, and the qualifications, limitations, and restrictions of the preferred stock of each series. To the extent the certificate of incorporation does not set forth the rights and limitations, they shall be fixed by the certificate of designation relating to the series. A prospectus supplement, relating to each series, shall specify the terms of the preferred stock as follows:

     - the distinctive designation of the series and the number of shares which shall constitute the series;

     - the rate of dividends, if any, payable on shares of the series, the date, if any, from which the dividends shall accrue, the conditions upon which and the date when the dividends shall be payable, and whether the dividends shall be cumulative or noncumulative;

     - the amounts which the holders of the preferred stock of the series shall be entitled to be paid in the event of a voluntary or involuntary liquidation, dissolution, or winding up of Williams; and

     - whether or not the preferred stock of the series shall be redeemable and at what times and under what conditions and the amount or amounts payable thereon in the event of redemption.

     The prospectus supplement may, in a manner not inconsistent with the provisions of the certificate of incorporation:

     - limit the number of shares of the series that may be issued;

     - provide for a sinking fund for the purchase or redemption or a purchase fund for the purchase of shares of the series, set forth the terms and provisions governing the operation of any fund, and establish the status as to reissue of shares of preferred stock purchased or otherwise reacquired or redeemed or retired through the operation of the sinking or purchase fund;

     - grant voting rights to the holder of shares of the series, in addition to and not inconsistent with those granted by the certificate of incorporation to the holders of preferred stock;

     - impose conditions or restrictions upon the creation of indebtedness of Williams or upon the issue of additional preferred stock or other capital stock ranking equally with or prior to the preferred stock or capital stock as to dividends or distribution of assets on liquidation;

     - impose conditions or restrictions upon the payment of dividends upon, the making of other distributions to, or the acquisition of junior stock;

     - grant to the holders of the preferred stock of the series the right to convert the preferred stock into shares of another series or class of capital stock; and

     - grant other special rights to the holders of shares of the series as the board of directors may determine and as shall not be inconsistent with the provisions of the certificate of incorporation.

DIVIDENDS

     Holders of the preferred stock of any series shall be entitled to receive, when and as declared by the board of directors, preferential dividends in cash at the rate per annum, if any, fixed for the series. Their entitlement will be subject to any limitations specified in the certificate of designation providing for the issuance of a particular series of preferred stock. The certificate of designation providing for the issuance of preferred stock of the series may specify the date on which the preferential dividends are payable. The preferential dividends shall further be payable to stockholders of record on a date which precedes each dividend payment date which the board of directors has fixed in advance of each particular dividend.

     Each share of preferred stock shall rank on a parity with each other share of preferred stock, irrespective of series, with respect to preferential dividends accrued on the shares of the series. Williams will not declare or pay any dividend nor will it set apart a dividend for payment for the preferred stock of any series unless at the same time Williams declares, pays, or sets apart a dividend in like proportion to the dividends accrued upon the preferred stock of each other series. This does not, however, prevent Williams from authorizing or issuing one or more series of preferred stock bearing dividends subject to contingencies as to the existence or amount of earnings of Williams during one or more fiscal periods, or as to other events, to which dividends on other series of preferred stock are not subject.

     So long as any shares of preferred stock remain outstanding, Williams will not, unless all dividends accrued on outstanding shares of preferred stock for all past dividend periods shall have been paid, or declared and a sum sufficient for the payment of the dividends set apart:

     - pay or declare any dividends whatsoever, whether in cash, stock, or otherwise;

     - make any distribution on any class of junior stock;

     - purchase, retire, or otherwise acquire for valuable consideration any shares of preferred stock (subject to certain limitations) or junior stock.

     The ability of Williams, as a holding company, to pay dividends on the preferred stock will depend upon the payment of dividends, interest, or other charges by subsidiaries to it. Debt instruments of certain subsidiaries of Williams limit the amount of payments to Williams, which could affect the amount of funds available to Williams to pay dividends on the preferred stock.

     Bank One Trust Company, National Association, is the registrar, transfer agent, and dividend disbursing agent for the shares of the preferred stock.

REDEMPTION

     With the approval of its board of directors, Williams may redeem all or any part of the preferred stock of any series that by its terms is redeemable. Redemption will take place at the time or times and on the terms and conditions fixed for the series. Williams must duly give notice in the manner provided in the certificate of designation providing for this series. Williams must pay for preferred stock in cash the sum fixed for this series, together, in each case, with an amount equal to accrued and unpaid dividends on the series of preferred stock. The certificate of designation providing for a series of preferred stock which is subject to redemption may provide, upon the two conditions discussed below, that the shares will no longer be deemed outstanding, and all rights with respect to the shares will cease, including the accrual of further dividends, other than the right to receive the redemption price of the shares without interest, when:

     - Williams has given notice of redemption of all or part of the shares of the series; and

     - Williams has set aside or deposited with a suitable depositary for the proportionate benefit of the shares called for redemption the redemption price of these shares, together with accrued dividends to the date fixed as the redemption date.

     Redemption will terminate the right of holders of the preferred stock to accrual of further dividends. Redemption will not, however, terminate the right of holders of the shares redeemed to receive the redemption price for these shares without interest.

VOTING RIGHTS

     The preferred stock will have no right or power to vote on any question or in any proceeding or to be represented at or to receive notice of any meeting of stockholders, except as:

     - stated in this prospectus;

     - expressly provided by law; or

     - provided in the certificate of designation of the series of preferred stock.

     On any matters on which the holders of the preferred stock or any series thereof shall be entitled to vote separately as a class or series, they shall be entitled to one vote for each share held.

     So long as any shares of preferred stock are outstanding, Williams must not, during the continuance of any default in the payment of dividends on the preferred stock, redeem or otherwise acquire for value any shares of the preferred stock or of any other stock ranking on a parity with the preferred stock concerning dividends or distribution of assets on liquidation. Holders of a majority of the number of shares of preferred stock outstanding at the time may, however, permit such a redemption by giving their consent in person or by proxy, either in writing or by vote at any annual meeting or any special meeting called for the purpose.

LIQUIDATION RIGHTS

     In the event of any liquidation, dissolution, or winding up of the affairs of Williams, voluntary or involuntary, the holders of the preferred stock of the respective series are entitled to be paid in full the following amounts:

     - the amount fixed in the certificate of designation providing for the issue of shares of the series; plus

     - a sum equal to all accrued and unpaid dividends on the shares of preferred stock to the date of payment of the dividends.

     Williams must have made this payment in full to the holders of the preferred stock before it may make any distribution or payment to the holders of any class of stock of Williams ranking junior to the preferred stock as to dividends or distribution of assets on liquidation. After Williams has made this payment in full to the holders of the preferred stock, the remaining assets and funds of Williams will be distributed among the holders of the stock of Williams ranking junior to the preferred stock according to their rights. If the assets of Williams available for distribution to holders of preferred stock are sufficient to make the payment required to be made in full, these assets will be distributed to the holders of shares of preferred stock proportionately to the amounts payable upon each share of preferred stock.

PREFERRED STOCK PURCHASE RIGHTS

     On February 6, 1996, Williams entered into a rights agreement with The First Chicago Trust Company of New York, as rights agent, which currently provides for a dividend of one-third preferred stock purchase right for each outstanding share of Williams' common stock. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below. The rights are designed to protect the interests of Williams and its stockholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with the board of directors of Williams prior to attempting a takeover and to provide the board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by the board of directors of Williams.

     Until a right is exercised, the right does not entitle the holder to additional rights as a Williams' stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right entitles its holder to purchase from Williams one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise or purchase price of $140.00 per right, subject to adjustment. Each one two-hundredth of a share of Series A Junior Participating Preferred Stock entitles the holder to receive quarterly dividends payable in cash of an amount per share equal to:

     - the greater of (a) $120, or (b) 1200 times the aggregate per share amount of all cash dividends; plus

     - 1200 times the aggregate per share amount payable in kind of all non-cash dividends or other distributions other than dividends payable in common stock, since the immediately preceding quarterly dividend payment date.

The dividends on the Junior Participating Preferred Stock are cumulative. Holders of Junior Participating Preferred Stock have voting rights entitling them to 1200 votes per share on all matters submitted to a vote of the stockholders of Williams.

     In general, the rights will not be exercisable until the distribution date, which is the earlier of (a) the close of business on the 10th business day after Williams learns that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock,
(b) the close of business on the 10th business day after the commencement of a tender or exchange offer for 15% or more of Williams' outstanding common stock, or (c) the close of business on the 10th business day after the board of directors of Williams determines that any adverse person or group has become the beneficial owner of an amount of common stock which the board of directors determines to be substantial. Below we refer to the person or group acquiring at least 15% of our common stock as an acquiring person.

     In the event that a person or group acquires beneficial ownership of 15% or more of Williams' outstanding common stock or the board of directors of Williams determines that any adverse person or group has become the beneficial owner of a substantial amount of common stock, each holder of a right will have the right to exercise and receive common stock having a value equal to two times the exercise price of the right. The exercise price is the purchase price times the number of shares of common stock associated with each right. Any rights that are at any time beneficially owned by an acquiring person will be null and void and any holder of such right will be unable to exercise or transfer the right.

     In the event that someone becomes an acquiring person and either (a) Williams is involved in a merger or other business combination in which Williams is not the surviving corporation, (b) Williams is involved in a merger or other business combination in which Williams is the surviving corporation but all or a part of its common stock is changed or exchanged, or (c) 50% or more of Williams' assets, cash flow or earning power is sold or transferred, each right becomes exercisable and each right will entitle its holder to receive common stock of the acquiring person having a value equal to two times the exercise price of the right.

     The rights will expire at the close of business on February 6, 2006, unless redeemed before that time. At any time prior to the earlier of (a) 10 days following the stock acquisition date, as defined in the rights agreement, and
(b) the expiration date, the board of directors of Williams may redeem the rights in whole, but not in part, at a price of $.01 per right. Prior to the distribution date, Williams may amend the rights agreement in any respect without the approval of the rights holders. However, after the distribution date, the rights agreement may not be amended in any way that would adversely affect the holders of rights (other than any acquiring person or group) or cause the rights to again become redeemable. The Junior Participating Preferred Stock ranks junior to all other series of Williams' preferred stock as to the payment of dividends and the distribution of assets unless the terms of the series specify otherwise.

     You should refer to the applicable provisions of the rights agreement, which is incorporated by reference as Exhibit 4 to Form 8-K filed January 24, 1996.

OUTSTANDING PREFERRED STOCK WITHIN THE CONSOLIDATED GROUP

     On March 28, 2001, Williams issued 14,000 shares of its March 2001 Mandatorily Convertible Single Reset Preferred Stock (the "March 2001 Preferred Stock") to a wholly owned subsidiary as part of a transaction to provide indirect credit support for $1.4 billion of Williams Communications Group, Inc. structured notes through a commitment to issue Williams' equity in the event of a Williams Communications default, or to the extent proceeds from Williams Communications' refinancing or remarketing of other structured notes prior to March 2004 produces proceeds of less than $1.4 billion. For a full description of the March 2001 Preferred Stock, please refer to Williams' certificate of incorporation and the certificate of designation of the March 2001 Preferred Stock, which has been filed as part of Exhibit 3(I)(a) to Form 10-Q filed by Williams on May 15, 2001 and incorporated by reference herein.

     On December 28, 2000, in connection with the purchase of various energy-related assets in Canada and formation of Snow Goose Associates, L.L.C. and Arctic Fox Assets, L.L.C., Williams issued 342,000 shares of Williams' December 2000 cumulative convertible preferred stock ("December 2000 Preferred Stock") to Arctic Fox Assets, L.L.C., a wholly owned subsidiary of Williams. For a full description of the December 2000 Preferred Stock, please refer to Williams' certificate of incorporation and the certificate of designation of the December 2000 Preferred Stock, which has been filed as part of Exhibit 3(I)(a) to Form 10-Q filed by Williams on May 15, 2001 and incorporated by reference herein.

                          DESCRIPTION OF COMMON STOCK

     As of the date of this prospectus, Williams is authorized to issue up to 960,000,000 shares of common stock. As of March 31, 2001, Williams had 484,211,858 issued and outstanding shares of common stock. In addition, at March 31, 2001 options to purchase 27,851,361 shares of common stock were outstanding under various stock and compensation incentive plans. The outstanding shares of Williams' common stock are fully paid and nonassessable. The holders of Williams' common stock are not entitled to preemptive or redemption rights. Shares of Williams' common stock are not convertible into shares of any other class of capital stock. First Chicago Trust Company of New York, a division of EquiServe, is the transfer agent and registrar for our common stock.

     Williams currently has the following provisions in its charter or bylaws which could be considered to be "anti-takeover" provisions: (i) an article in its charter providing for a classified board of directors divided into three classes, one of which is elected for a three-year term at each annual meeting of stockholders, (ii) an article in its charter providing that directors cannot be removed except for cause and by the affirmative vote of three-fourths of the outstanding shares of common stock, (iii) an article in its charter requiring the affirmative vote of three-fourths of the outstanding shares of common stock for certain merger and asset sale transactions with holders of more than five percent of the voting power of Williams, and (iv) a bylaw requiring stockholders to provide prior notice for nominations for election to the board of directors or for proposing matters which can be acted upon at stockholders meetings.

     Williams is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of Williams' outstanding voting stock) from engaging in a business combination with Williams for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the board of directors of Williams approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Williams outstanding at the time the transaction commenced (excluding stock held by persons who are both directors and officers of Williams or by certain employee stock plans); or (iii) on or following the date on which that person became an interested stockholder, the business combination is approved by Williams' board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of Williams (excluding shares held by the interested stockholder). A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

DIVIDENDS

     The holders of Williams' common stock are entitled to receive dividends when, as, and if declared by the board of directors of Williams, out of funds legally available for their payment subject to the rights of holders of any outstanding preferred stock.

VOTING RIGHTS

     The holders of Williams' common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

RIGHTS UPON LIQUIDATION

     In the event of Williams' voluntary or involuntary liquidation, dissolution, or winding up, the holders of Williams' common stock will be entitled to share equally in any assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

                              PLAN OF DISTRIBUTION

     Williams may sell the securities through agents, through underwriters, through dealers, and directly to purchasers.

     Agents designated by Williams from time to time may solicit offers to purchase the securities. The prospectus supplement will name any such agent who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the securities in respect of which this prospectus is delivered. The prospectus supplement will also set forth any commissions payable by Williams to such agent. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If Williams uses any underwriters in the sale, Williams will enter into an underwriting agreement with the underwriters at the time of sale to them. The prospectus supplement which the underwriter will use to make resales to the public of the securities in respect of which this prospectus is delivered will set forth the names of the underwriters and the terms of the transaction.

     If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, Williams will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

     Agents, dealers, and underwriters may be entitled under agreements entered into with Williams to indemnification by Williams against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers, or underwriters may be required to make in respect of such civil liabilities. Agents, dealers, and underwriters may be customers of, engage in transactions with, or perform services for Williams in the ordinary course of business.

     One or more firms, referred to as "remarketing firms," may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for Williams. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with Williams and will describe the remarketing firm's compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with Williams to indemnification by Williams against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for Williams in the ordinary course of business.

     If the prospectus supplement so indicates, Williams will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase the securities from Williams at the public offering price set forth in the prospectus supplement. The solicitation will occur pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to only those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such offers.

     Each series of debt securities offered will be a new issue of securities and will have no established trading market. The debt securities offered may or may not be listed on a national securities exchange. Williams cannot be sure as to the liquidity of or the existence of trading markets for any debt securities offered.

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters, if any, may overallot in connection with the offering, and may bid for, and purchase, the securities in the open market.

                                    EXPERTS

     The consolidated financial statements and schedules of Williams' at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 appearing in Williams Form 8-K filed with the Securities and Exchange Commission on May 22, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     William G. von Glahn, Senior Vice President and General Counsel of Williams will pass upon certain legal matters for Williams in connection with the securities offered by this prospectus. Davis Polk & Wardwell, New York, New York will pass upon certain legal matters for the underwriters in connection with the securities offered by this prospectus. As of the date of this prospectus, Mr. von Glahn beneficially owns, directly or indirectly approximately 193,409 shares of Williams' common stock and also has exercisable options to purchase an additional 135,504 shares of Williams' common stock.

                                 $1,200,000,000

                                [WILLIAMS LOGO]

                          THE WILLIAMS COMPANIES, INC.

         $                             % NOTES DUE AUGUST     , 20
         $                             % NOTES DUE AUGUST     , 20

                          ----------------------------

                             PROSPECTUS SUPPLEMENT
                                 AUGUST  , 2001
                          ----------------------------
                          Joint Book-Running Managers
LEHMAN BROTHERS             MERRILL LYNCH & CO.             SALOMON SMITH BARNEY

                                  Co-Managers

                         BANC OF AMERICA SECURITIES LLC
                         BANC ONE CAPITAL MARKETS, INC.
                                BARCLAYS CAPITAL
                                  BNP PARIBAS
                       COMMERZBANK CAPITAL MARKETS CORP.
                           CREDIT LYONNAIS SECURITIES
                             FLEET SECURITIES, INC.
                            KBC FINANCIAL SECURITIES
                      RBC DOMINION SECURITIES CORPORATION
                                 SCOTIA CAPITAL
                           SUNTRUST ROBINSON HUMPHREY
                                 TD SECURITIES
                        THE WILLIAMS CAPITAL GROUP, L.P.

LOGO